[COMPANY LETTERHEAD]

December 15, 2004

Office of EDGAR and Information Analysis
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

RE:	Continuing hardship exemption request
Sea Pines Associates, Inc.
Schedule 13E-3
File No. 05-56415

Preliminary Proxy Statement on Schedule 14A
File No. 0-17517

Ladies and Gentlemen:

     Sea Pines Associates, Inc. (“Sea Pines”) hereby requests a continuing hardship exemption pursuant to 17 C.F.R. § 232.202 to file in paper format certain exhibits accompanying a Schedule 13E-3 filed in connection with a proposed merger involving Sea Pines.

     Sea Pines has filed a preliminary proxy statement and a Schedule 13E-3 in connection with the proposed merger. The exhibits for which this request is being made are three real estate appraisals that are mentioned in the “Special Factors—Background of the Merger” section of the proxy statement as having been reviewed by a consultant hired by Sea Pines (a copy of the relevant page of the proxy statement, on which the sentence mentioning the appraisals is underlined, is enclosed with this letter). Sea Pines has determined that it will file the appraisals as exhibits to the Schedule 13E-3. The three appraisals total over 750 pages, many of which consist of copies of public records of which electronic versions are unavailable.

     Sea Pines is a relatively small public company and does not have in-house staff who are trained in converting paper documents to electronic format for filing on EDGAR. Sea Pines uses service bureaus to make its EDGAR filings and has obtained estimates of the cost of converting the three appraisals to electronic format, the lowest of which is $10,000. Sea Pines has no unrestricted cash on hand and will have to borrow the entire amount of the document conversion cost. For this reason, Sea Pines believes that it cannot file the appraisals in electronic format without undue expense, and requests that you grant a continuing hardship allowing Sea Pines to file the appraisals as exhibits to the Schedule 13E-3 in paper format.

Office of EDGAR and Information Analysis
December 15, 2004

     If there is any additional information that you require with respect to your review of this request, please call our counsel, John W. Currie of McNair Law Firm, P.A., at (803) 376-2272.

Sincerely,

/s/ Michael E. Lawrence

Michael E. Lawrence
Chief Executive Officer

JCS/

Enclosure

•	to identify the fair market value of Sea Pines as an ongoing business;

•	to identify and assess the potential impact of economic and geopolitical events on Sea Pines’ fair market value;

•	to determine the fair market value of the undeveloped parcels of land owned by Sea Pines;

•	to evaluate the net effect the sale of the undeveloped parcels would have on the market value of other Sea Pines assets;

•	to determine the break-up value of Sea Pines if assets were to be sold individually or in logically-related groups; and

•	to identify potential purchasers of selective clusters of Sea Pines-owned assets or, alternatively, Sea Pines in its entirety.

     PKF Consulting was paid a fee of $100,000 plus reimbursable expenses totaling $6,720 for the completion of its report. The payment terms included an advance retainer of $60,000 upon execution of the consulting contract and payment of the balance of the professional fee and expenses upon acceptance of the final report by the board of directors. There were no instructions to or limitations placed upon PKF Consulting in the completion of its consulting assignment.

     In connection with its report, PKF Consulting met with representatives of Sea Pines and interviewed other business leaders in the community. PKF Consulting also analyzed the leisure group visitation patterns on Hilton Head Island and the past five years of historical operating performance of each business unit within Sea Pines. PKF Consulting reviewed all pertinent leases affiliated with Sea Pines and also reviewed recent appraisals of several properties owned by Sea Pines and five developable tracts of land within Sea Pines Plantation. In addition, PKF Consulting developed estimates of the enterprise value of Sea Pines through a sensitivity analysis. For the sensitivity analysis, PKF Consulting analyzed five different scenarios allocating different multi-family density units, mixed use and commercial/retail developments to various Sea Pines properties which produced estimated enterprise values ranging from $99.7 million to $103.1 million. PKF Consulting conducted its evaluation during the month of October 2003, using financial operating information as of August 31, 2003 and an interim balance sheet as at September 20, 2003.

     PKF Consulting delivered its findings on the above issues at a meeting of the special committee on November 19, 2003. PKF Consulting reported that the potential fair market value of Sea Pines was approximately $103,070,000, if the assets of Sea Pines were sold individually at an imputed highest and best use, and based on stabilized income. PKF Consulting advised that this figure could be as much as 20% lower if Sea Pines were sold to a single buyer as an ongoing business. PKF Consulting advised that a single buyer would typically apply some level of discount when purchasing all of Sea Pines’ assets and assuming all of its liabilities. Therefore, it is possible that a single buyer would pay a price in the range of $82,500,000 to $103,070,000 for Sea Pines as an ongoing

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